UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SEC File Number 000-56348

FORM 12b-25	CUSIP Number 38090M102

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR
For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION
Gold Flora Corporation
Full Name of Registrant

Former Name if Applicable

3165 Red Hill Avenue, Costa Mesa, California 92626
Address of Principal Executive Office (Street and Number)
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Gold Flora Corporation (the “Company”) is unable to file its Form 10-K for the year ended December 31, 2024 (the “Form 10-K”) in a timely manner without unreasonable effort and expense for the reasons set forth below.

As previously disclosed, on March 27, 2025, the Company filed an application for receivership under the laws of the State of California in the Los Angeles Superior Court, Santa Monica Division (the “Court”). The receiver, once appointed, will have broad powers and authority to take possession of, and protect and preserve, all of the assets of the Company, and administer the estate in accordance with applicable law. Accordingly, the Company expects that the receiver will be empowered to sell all of the assets of the Company (together or separately) and distribute the proceeds of such sale to the Company’s creditors in a manner approved by the Court.

The filing of the receivership by the Company at a critical time during management’s review of the Annual Report on Form 10-K has involved significant resources, has been a priority for management, and has diverted significant management time and resources from the Company’s normal processes for reviewing and completing its financial statements and related disclosures in a manner that would permit a timely filing of the Annual Report on Form 10-K.

As a result, the Company is still in the process of compiling required information to complete the Form 10-K and management requires additional time to complete the review and for the related audit process. The Company cannot provide any assurance that it will file the Annual Report on Form 10-K before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Laurie Holcomb	(949)	252-1908
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's anticipated significant changes in its results of operations based on its preliminary unaudited results of operations are as follows:

On July 7, 2023, the parties consummated the business combination transaction resulting in the combination of Gold Flora, LLC and TPCO Holding Corp, in an all-stock transaction (the “Business Combination”).

The Company currently anticipates revenue of approximately $124.77 million for the fiscal year ended December 31, 2024, compared to revenue of approximately $90.96 million for the fiscal year ended December 31, 2023, primarily due to an increase in wholesale revenues due to increased sales to third party dispensaries driven by the launch of the Gramlin brand during the second quarter of 2024, and related increases in sales and marketing costs and general and administrative expenses. The increase in sales and marketing costs reflects the more retail focus of the Company following the Business Combination.

The Company believes that its estimated results contained herein are materially correct; however, because the Company’s review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the audit and filing of the Company’s Annual Report on Form 10-K.

Forward-Looking Statements

Certain matters discussed in this Form 12b-25 constitute forward-looking statements within the meaning of the federal securities laws. All statements contained in this Form 12b-25 that do not relate to matters of historical fact should be considered forward-looking statements. These forward-looking statements are based on management’s current expectation and include, but are not limited to, statements regarding the Company’s beliefs and expectations relating to the filing of the Annual Report on Form 10-K, preliminary operating results, the status and process of the anticipated receivership, and the results of the ongoing review.

These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond the Company’s control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the probability that the Company will not be able to file its Form 10-K within the fifteen-day extension permitted by the rules of the U.S. Securities and Exchange Commission, and the possibility that the ongoing audit may identify errors or control deficiencies in the Company’s accounting practices. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

Cautionary Note Regarding the Company’s Securities

The Company cautions that trading in the Company’s securities during the pendency of the anticipated receivership is highly speculative and poses substantial risks. Trading prices for the Company’s securities may bear little or no relationship to the actual recovery, if any, by holders of the Company’s securities in the receivership process. The Company expects that holders of shares of the Company’s securities could experience a significant or complete loss on their investment, depending on the outcome of the receivership.

Gold Flora Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2025	By:	/s/ Laurie Holcomb
Laurie Holcomb
Chief Executive Officer

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).